MAIL STOP 3561


								March 21, 2006



Mr. Ronald Valenta
Chief Executive Officer
General Finance Corporation
260 S. Los Robles, Suite 217
Pasadena, CA 91101


RE:	General Finance Corporation
	Amendment 3 to Registration Statement on Form S-1
	Filed March 8, 2006
      File No. 333-129830

Dear Mr. Valenta:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please explain the purpose of the 3 for 4 reverse split of your common stock in March 2006.

2. Please revise the registration fee table in light of the changes to the offering.

Prospectus Summary, page 1

3. In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management`s expertise. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus.

4. We note that the procedures set forth in your certificate of incorporation may be amended by the vote or written consent of 100%
of the common stock outstanding. Please revise the prospectus to clearly indicate this provision and explain the impact or potential impact on investors in this offering. Also, please explain the statement on page 6 that "we view the foregoing procedures, which are set forth in our certificate of incorporation, as obligations to our stockholders and neither we nor our board of directors will propose, or seek stockholder approval of any amendment of these procedures" in light of this provision and risk factor seven, which indicates that you can amend the provisions of the certificate of incorporation. We may have further comment.

Risk Factors, page 10

5. Revise risk factor 19 to discuss the risk to the company and/or investors.

6. We partially reissue prior comment five from our letter dated January 30, 2006. Please explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business?

Part II
Recent Sales of Unregistered Securities

7. Please discuss the private placement of warrants here pursuant to
Item 701 of Regulation S-K.

Exhibits
8. Please file a validly executed Exhibit 10.8 Private Placement
Warrant Purchase Agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to H. Yuna Peng at (202) 551-3391, or, Pam Howell, who supervised the review of your filing, at (202)
551-3357.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Alan B. Spatz, Esq. (by facsimile)
      	310-201-4746
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Mr. Ronald Valenta
General Finance Corporation
March 21, 2006
Page 3